SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

PRIMERICA, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

74164M 108

 (CUSIP Number)

SCOTT A. ARENARE, ESQ.

 WARBURG PINCUS LLC

 450 LEXINGTON AVENUE

 NEW YORK, NY 10017

 (212) 878-0600

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices of Communication)

Copy to:

     DAVID K. LAM, ESQ.

 WACHTELL, LIPTON, ROSEN & KATZ

 51 WEST 52ND STREET

 NEW YORK, NY 10019

 (212) 403-1000

April 15, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote  29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote  64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

1	Names of Reporting Persons Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 49,517,698†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.7%*
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have shared power to vote 29,002,148 shares of Common Stock held by Citigroup Insurance Holding Corporation (“CIHC”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of this Schedule 13D) among WP X (as defined in Item 2 of this Schedule 13D), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by CIHC.

* The Reporting Persons may be deemed to have shared power to vote 64.5% of the outstanding shares of Common Stock, including the 29,002,148 shares of Common Stock held by CIHC, as discussed in detail in Item 5 of this Schedule 13D.  Calculation based on the total number of shares of Common Stock outstanding, including 4,103,110 shares underlying warrants.

     Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Primerica, Inc., a Delaware corporation (“Primerica”). The principal executive offices of Primerica are located at 3120 Breckinridge Boulevard, Duluth, Georgia 30099.

Item 2. Identity and Background

(a)    This Statement is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

The Warburg Pincus Reporting Persons, Citigroup Insurance Holding Corporation (“CIHC”), Associated Madison Companies, Inc. (“AMAD”) and Citigroup Inc. (together with CIHC and AMAD, the “Citigroup Parties”) may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) of the Exchange Act as a result of certain provisions of the Securities Purchase Agreement described in Item 4 of this Statement.  The Warburg Pincus Reporting Persons do not expressly affirm membership in a group with the Citigroup Parties.  The Warburg Pincus Reporting Persons disclaim beneficial ownership of the Common Stock held by the Citigroup Parties.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Warburg Pincus Reporting Persons or any of their respective affiliates are the beneficial owners of any shares of Common Stock beneficially owned by the Citigroup Parties for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

As of the date hereof, the Warburg Pincus Reporting Persons and the Citigroup Parties beneficially own in the aggregate approximately 64.5% of the outstanding shares of Common Stock.  It is the understanding of the Warburg Pincus Reporting Persons that the Citigroup Parties have made separate filings pursuant to the Exchange Act to report their beneficial ownership.

(b)    The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto, which is incorporated herein by reference.

(c)    The principal business of WP X is that of making private equity and related investments. The principal business of WP X LP is acting as general partner of WP X. The principal business of WP X LLC is acting as general partner of WP X LP. The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP X LLC. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is managing certain private equity funds, including WP X. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.

(d)    During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg

Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    WP X, WP X LP and WP X LLC are organized under the laws of Delaware. WP Partners, WP and WP LLC are organized under the laws of New York. Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the shares of Common Stock and the warrants acquired by WP X on April 15, 2010 was $230,000,000. All of the funds required to acquire the shares of Common Stock were obtained from the working capital of WP X, which in turn was obtained from capital contributions from the limited partners of WP X.

Item 4. Purpose of the Transaction

     The purchase by WP X of the Common Stock and warrants was effected because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment. Subject to the limitations described below in this Item 4, the Warburg Pincus Reporting Persons from time to time may decide to increase or decrease their investment in Primerica through shares of Common Stock or other capital stock of Primerica in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of Primerica’s capital stock, subsequent developments affecting Primerica, Primerica’s business and prospects, other investment and business opportunities available to the Warburg Pincus Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

On February 8, 2010, WP X entered into a Securities Purchase Agreement with CIHC and Primerica, which as of the date of the Securities Purchase Agreement was a wholly owned subsidiary of CIHC.  On March 31, 2010, the initial public offering of a portion of the Common Stock (the “IPO”) priced.  On April 7, 2010, the IPO was consummated.  Pursuant to the terms of such Securities Purchase Agreement, on April 15, 2010, the date of the closing, (i) Warburg Pincus Private Equity X  L.P. purchased a total of 15,903,654 shares of Common Stock, (ii) Warburg Pincus X Partners, L.P. purchased a total of 508,786 shares of Common Stock, (iii) Warburg Pincus Private Equity X L.P. received warrants exercisable for a total of 3,975,914 shares of Common Stock or non-voting common stock of Primerica, and  (iv) Warburg Pincus X Partners, L.P. received warrants exercisable for a total of 127,196 shares of Common Stock or non-voting common stock of Primerica.

In the aggregate, WP X acquired 16,412,440 shares of Common Stock and warrants exercisable for a total of 4,103,110 shares of Common Stock or non-voting common stock of Primerica, for an aggregate purchase price of $230,000,000.

    The Securities Purchase Agreement

Pursuant to the terms of the Securities Purchase Agreement and the transactions contemplated thereby, on April 15, 2010, WP X made an investment of $230,000,000 in Primerica through the acquisition of 16,412,440 shares of Common Stock.  WP X also received warrants currently exercisable to purchase 4,103,110 shares of Common Stock (or, under certain circumstances, shares of non-voting common stock of Primerica) at a price of $18.00 per share (the “Warrants”).  The term of the Warrants is seven years.  The Common Stock and the Warrants purchased by WP X are subject to transfer restrictions.

The purchase price per share of Common Stock and Warrant to purchase 0.25 shares of Common Stock was approximately $14.01.

Pursuant to the terms of the Securities Purchase Agreement, WP X had the right to elect to purchase up to an additional $100 million worth of Common Stock at $15.00 per share, the public offering price in the IPO.  WP X waived this right.

Pursuant to the terms of the Securities Purchase Agreement, the Board of Directors of Primerica (the “Board”) elected

Michael E. Martin and Daniel Zilberman as directors of Primerica, effective April 15, 2010, each to serve until his successor shall have been appointed and qualified or until he shall have resigned or been removed.  Mr. Martin will serve as chair of Primerica’s Compensation Committee.  Mr. Zilberman will serve as a member of Primerica’s Nominating and Corporate Governance Committee.

WP X is currently entitled to designate two nominees to the Board.  Once WP X’s Investor Ownership Percentage (as defined below) is less than 15%, but greater than 7.5%, WP X will only be entitled to nominate one director to serve on the Board, and once WP X’s Investor Ownership Percentage is less than 7.5%, WP X will no longer be entitled to nominate any such directors. In addition, for so long as there is at least one member of the Board designated by WP X, and subject to applicable law and the rules and regulations of the New York Stock Exchange (including independence requirements), each committee of the Board must include at least one of WP X’s nominees.

Investor Ownership Percentage is calculated by dividing (i) the number of shares of Common Stock beneficially owned by WP X and its affiliates in the aggregate (assuming exercise or conversion of all securities held by WP X and its affiliates that are exercisable for or convertible into shares of Common Stock, regardless of whether such conversion or exercise would be permitted at such time); by (ii) the total number of shares of Common Stock outstanding at such time (assuming exercise or conversion of all securities held by WP X and its affiliates that are exercisable for or convertible into Common Stock, regardless of whether such conversion or exercise would be permitted at such time). However, any shares of Common Stock (or securities exercisable for or convertible into Common Stock), restricted stock units, restricted stock, stock appreciation rights, phantom unit or stock or other award based in whole or in part on the price of Common Stock issued or granted after the closing date of the transactions contemplated by the Securities Purchase Agreement to any person other than WP X and its affiliates are to be excluded for purposes of such calculation.

For so long as WP X  has rights to nominate one or two directors, Primerica has agreed to nominate WP X’s designees as its nominees with respect to such positions on the Board, and CIHC has agreed to vote its shares of Common Stock in favor of WP X’s board nominees, and not to take any action to remove WP X’s board nominees from the Board without the consent of WP X.

In addition, pursuant to the Securities Purchase Agreement, CIHC and its affiliates have agreed to limit their representation on the Board to one member, and the parties to the Securities Purchase Agreement have agreed that the size of the Board will be no greater than nine. CIHC and Primerica have agreed to consult in good faith with WP X on the selection of the independent directors to be added to the Board.

WP and WP LLC have agreed that, subject to certain exceptions, they and their controlled affiliates will not  own more than 35% of the voting power of Primerica’s voting securities or 45% of Primerica’s economic equity interests (the “Ownership Limits”).  It will not be a violation of the Ownership Limits if the 35% or 45% thresholds are exceeded solely due to any decrease in the number of outstanding shares of Primerica’s common stock as a result of actions taken by Primerica.

WP X has agreed that, subject to certain exceptions, it will not transfer any shares of Common Stock acquired pursuant to the Securities Purchase Agreement, any Warrants, or any shares of Common Stock or non-voting common stock of Primerica issued upon exercise of the Warrants prior to the earlier of (i) the date that is 18 months after the completion of Primerica’s initial public offering or (ii) the date on which CIHC and its affiliates (other than Primerica and subsidiaries of Primerica) own less than 10% of the outstanding shares of Common Stock, calculated on a fully-diluted basis.  Among other exceptions, this restriction will not prohibit transfers not involving a public offering to parties who are not, and are not affiliated with, manufacturers or distributors of life insurance products.

WP X has the right to exchange any shares of non-voting common stock that it receives upon exercise of the Warrants for shares of Common Stock, or shares of Common Stock for shares of non-voting common stock, in each case on a one-for-one basis, subject to the Ownership Limits.

Subject to certain minimum ownership percentages, Primerica has agreed to provide WP X with certain information and access rights.  In addition, subject to certain minimum ownership percentages, WP X’s prior written consent will be required for Primerica to engage in certain actions, including certain extraordinary transactions, changes in its authorized or issued capital stock, amendments to its governing documents, certain affiliate transactions, payment of certain dividends, and changes in the size of the Board.

Subject to certain minimum ownership percentages and other exceptions, WP LLC has certain preemptive-type rights with respect to certain issuances of equity securities by Primerica.

Pursuant to the Securities Purchase Agreement and following the closing date of the transactions contemplated by such agreement, subject to certain ownership limitations included therein, CIHC has agreed that, for so long as CIHC and its affiliates own at least 5% of the outstanding shares of Common Stock, WP LLC  has a right of first offer so that WP LLC   may offer to acquire shares of Common Stock proposed to be sold by CIHC in any public offering or private placement on the same terms as such proposed issuance, subject to specified exceptions (including transfer to affiliates of CIHC, transfers to charitable organizations for no consideration and transfers that in the aggregate do not exceed 1% of the outstanding shares of Common Stock). In any case, CIHC may decline WP LLC’s offer if it determines in good faith that it is reasonably likely to obtain a higher price from a third party or the public.

The foregoing summary of the Securities Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is attached as Exhibit 2 to this Statement, and which is incorporated herein by reference.

The Warrants

     The Warrants are exercisable in whole or in part any time beginning on April 15, 2010 until April 15, 2017.  The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to certain anti-dilution adjustments.

For as long as the Warrants are held by WP X or any of its affiliates, they will be exercisable either for shares of Common Stock or for shares of Primerica’s non-voting common stock.  Pursuant to the Securities Purchase Agreement, if the exercise of the Warrants would violate the Ownership Limits, the Warrants will only be exercisable for shares of non-voting Common Stock.  Any shares of non-voting common stock of Primerica issued to WP X or any of its affiliates pursuant to the exercise of the Warrants will be convertible into shares of Common Stock on a one-for-one basis, subject to the Ownership Limits.

     The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrants, the form of which is being filed as Exhibit 3 to this Statement, and which are incorporated herein by reference.

Registration Rights Agreement

WP X, CIHC and Primerica are party to a registration rights agreement, dated as of April 7, 2010 (the “Registration Rights Agreement”) pursuant to which Primerica has granted WP X and CIHC (and in each case, certain of their eligible transferees and/or affiliates) certain demand and piggyback registration rights with respect to the shares of Common Stock owned by them.  Subject to the terms of the Registration Rights Agreement, WP X and CIHC (and certain of their eligible transferees and affiliates) may include their Common Stock in future registrations of Primerica’s common stock, or can require Primerica to file registration statements for the resale of the Common Stock.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is being filed as Exhibit 4 to this Statement and which is incorporated herein by reference.

Common Stock Exchange Agreement

WP, WP LLC and Primerica are party to a common stock exchange agreement, dated as of April 15, 2010 (the “Common Stock Exchange Agreement”) pursuant to which Primerica has agreed to assist certain affiliates of WP X in exchanging shares of Common Stock for shares of non-voting common stock of Primerica.  Subject to the terms of the Common Stock Exchange Agreement, WP, WP LLC and any of their controlled affiliates are entitled to exchange shares of Common Stock for an equal number of shares of non-voting common stock at any time.

The foregoing summary of the Common Stock Exchange Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Common Stock Exchange Agreement, the form of which is being filed as Exhibit 5 to this Statement and which is incorporated herein by reference.

Additional Disclosure

     Except as set forth above, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Primerica, or the disposition of securities of Primerica; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Primerica or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Primerica or any of its subsidiaries; (d) any change in the present Board or management of Primerica, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Primerica; (f) any other material change in Primerica’s business or corporate structure; (g) any changes in Primerica’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Primerica by any person; (h) causing a class of securities of Primerica to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Primerica becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)    WP X is the beneficial owner of 16,412,440 shares of Common Stock (including 15,903,654 shares of Common Stock beneficially owned by Warburg Pincus Private Equity X, L.P. (for which Warburg Pincus Private Equity X, L.P. has sole voting and dispositive power) and 508,786 shares of Common Stock beneficially owned by Warburg Pincus X Partners, L.P.  (for which Warburg Pincus  X  Partners, L.P. has sole voting and dispositive power)) and Warrants exercisable for a total of 4,103,110 shares of Common Stock or non-voting common stock of Primerica (including Warrants exercisable for a total of 3,975,914 shares of Common Stock or non-voting common stock held by Warburg Pincus Private Equity X, L.P. and Warrants exercisable for a total of 127,196 shares of Common Stock or non-voting Common Stock held by Warburg Pincus X Partners, L.P.), collectively representing approximately 26.7% of the outstanding shares of Common Stock (based on the 76,815,735 shares of Common Stock outstanding (based on information provided by Primerica) including the 4,103,110 shares underlying the warrants issued to WP X on April 15, 2010). Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 16,412,440 shares of Common Stock and Warrants exercisable for a total of 4,103,110 shares of Common Stock or non-voting common stock of Primerica. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock and the Warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock or the Warrants in which WP X has beneficial ownership.

As a result of the voting covenants included in the Securities Purchase Agreement, the Warburg Pincus Reporting Persons may be deemed to have the power to vote 29,002,148 shares of Common Stock beneficially owned by CIHC for the election of directors nominated by WP X.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of an aggregate of 49,517,698 shares of Common Stock. The Warburg Pincus Reporting Persons are not entitled to any rights as a stockholder of Primerica with respect to the shares of Common Stock beneficially owned by CIHC except as expressly set forth in the Securities Purchase Agreement, and expressly disclaim all beneficial ownership of such shares.

(b)    See Item 5(a) above.

(c)    On April 15, 2010, WP X acquired 16,412,440 shares of Common Stock and Warrants exercisable for a total of 4,103,110 shares of Common Stock or non-voting common stock of Primerica (subject to anti-dilution adjustments) for an aggregate purchase price of $230,000,000. Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.  Except as described herein, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on April 21, 2010, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

      The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

     Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Primerica.

Item 7. Material To Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated as of April 21, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy

Exhibit 2

Securities Purchase Agreement, dated as of February 8, 2010, by and among Primerica, Inc., Citigroup Insurance Holding Corporation, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (filed as Exhibit 2.1 as part of Amendment No. 4 to Primerica’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 17, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

Exhibit 3

Form of Warrant, dated as of April 15, 2010 (filed as Exhibit 4.1 as part of Amendment No. 3 to Primerica’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 2, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

Exhibit 4

Form of Registration Rights Agreement,  by and among Primerica, Inc., Citigroup Insurance Holding Corporation, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.  (filed as Exhibit 10.40 as part of Amendment No. 3 to Primerica’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 2, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

Exhibit 5

Form of Common Stock Exchange Agreement, by and among Primerica, Inc., Warburg Pincus LLC and Warburg Pincus & Co. (filed as Exhibit 10.39 as part of Amendment No. 4 to Primerica’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 17, 2010 (File No. 333-162918) and incorporated herein by reference in its entirety).

SCHEDULE I

                Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Alain J.P. Belda	Partner of WP; Member and Managing Director of WP LLC
Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
David A. Coulter	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Dai Feng	Partner of WP; Member and Managing Director of WP LLC
Steven Glenn	Partner of WP; Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Partner of WP; Member and Managing Director of WP LLC
Cecilia Gonzalo	Partner of WP; Member and Managing Director of WP LLC
Michael Graff	Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
E. Davisson Hardman	Partner of WP; Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC
In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC
Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel	Partner of WP; Member and Managing Director of WP LLC
David Krieger	Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Michael Martin	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Michael F. Profenius	Partner of WP; Managing Director of WP LLC
Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Patrick Severson	Partner of WP; Member and Managing Director of WP LLC
John Shearburn	Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC
Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
Daniel Zilberman	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
WP & Co. Partners, L.P.*
Warburg Pincus Principal Partnership, L.P.**
Warburg Pincus Real Estate Principal Partnership, L.P.**

Warburg Pincus 2006 Limited Partnership**
Warburg Pincus 2007 Limited Partnership**

_____________________

*              New York limited partnership; primary activity is ownership interest in WP

**           Delaware limited partnership; primary activity is ownership interest in WP

MEMBERS OF WP LLC

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Alain J.P. Belda	Member and Managing Director of WP LLC; Partner of WP
Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Julian Cheng (1)	Member and Managing Director of WP LLC
Miao Chi (2)	Member and Managing Director of WP LLC
Stephen John Coates (3)	Member and Managing Director of WP LLC
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
David A. Coulter	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Martin D. Dunnett (3)	Member and Managing Director of WP LLC
Dai Feng	Member and Managing Director of WP LLC; Partner of WP
Robert Feuer (4)	Member and Managing Director of WP LLC
Rajiv Ghatalia (1)	Member and Managing Director of WP LLC
Steven Glenn	Member and Managing Director of WP LLC; Partner of WP
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC; Partner of WP
Cecilia Gonzalo	Member and Managing Director of WP LLC; Partner of WP
Michael Graff	Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP
In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP
William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP
Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Henry Kressel	Member and Managing Director of WP LLC; Partner of WP
David Krieger	Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
David Li (1)	Member and Managing Director of WP LLC
Vishal Mahadevia (5)	Member and Managing Director of WP LLC
Niten Malhan (5)	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC; Partner of WP
Luca Molinari (6)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Leo Puri (5)	Member and Managing Director of WP LLC
Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP
Adarsh Sarma (5)	Member and Managing Director of WP LLC
Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (2)	Member and Managing Director of WP LLC
Patrick Severson	Member and Managing Director of WP LLC; Partner of WP
John Shearburn	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (1)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP
Simon Turton (3)	Member and Managing Director of WP LLC
John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
Frank Wei (1)	Member and Managing Director of WP LLC
Peter Wilson (3)	Member and Managing Director of WP LLC
Jeremy S. Young (3)	Member and Managing Director of WP LLC

Daniel Zilberman	Member and Managing Director of WP LLC; Partner of WP
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

(1)     Citizen of Hong Kong

(2)     Citizen of Canada

(3)     Citizen of United Kingdom

(4)     Citizen of Hungary

(5)     Citizen of India

(6)     Citizen of Italy

As of April 1, 2010